UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rightside Group, Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76658B100
(CUSIP Number)

FTS, Corp. 10518 Airport Ave, Grand Cayman, KY1-1005. Cayman Islands
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

30th September 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	FTS. Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
	WC. OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
		1,008.142
	8.	SHARED VOTING POWER
		0
	9.	SOLE DISPOSITIVE POWER
		1,008.142
	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,008.142
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.5%
14.	TYPE OF REPORTING PERSON (see instructions)
	CO

Item 1. Security and Issuer.

This Statement relates to shares of Common Stock, $0.0001 par value (the " Common Stock "), of Rightside Group, Ltd., a Delaware corporation (the " Issuer "). The Issuer's principal executive offices are located at 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, Washington 98033.

Item 2. Identity and Background.

a) This Statement is being filed by FTS, Corp. ("The Reporting Person or TCP")

b) The address of The Reporting Person is 10518 Airport Ave, Grand Cayman, KY1-1005. The Cayman Islands

c) The present principal occupation of the Reporting Person is a passive investment corporation.

d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) N/A

Item 3. Source or Amount of Funds or Other Consideration.

Source of funds are from working capital of the corporation

Item 4. Purpose of Transaction.

Purpose of transaction is an arms-length investment

(a) – (j) N/A

Item 5. Interest in Securities of the Issuer.

(a) The shares of Common Stock identified pursuant to Item 1 constitute to approximately 5.5% of the shares of Common Stock. There is a total of 1,008,142 shares.

(b) The Reporting Person has sole voting and dispositive power over the shares of Common Stock.

(c) In the last 60 days (between 30th July and 30th September), 481,009 shares have been purchased at an average price of $7.13.

(d) – (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to Be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FTS, Corp

Ria Scott Blyth

Administrative Assistant

30th September 2015